INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

August 29, 2019

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-232760)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Jeffrey Foor of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 22, 2019 and August 27, 2019 on the Registrant’s registration statement/proxy statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Equinox MutualHedge Futures Strategy Fund and KCM Macro Trends Fund (each, an “Acquired Fund”), each a series of Northern Lights Fund Trust, into AXS Managed Futures Strategy Fund and AXS Multi-Strategy Alternatives Fund (each, an “Acquiring Fund”), respectively, each a series of the Registrant. Responses to all of the comments are included below and, as appropriate, are reflected in Pre-Effective Amendment No. 1 to the Registrant’s Form N-14 registration statement (the “Amendment”), which will be filed separately.

Equinox MutualHedge Futures Strategy Fund

Shareholder Letter

1.	Please revise the third, fourth and fifth sentence in the fourth paragraph of the shareholder letter. They do not flow or seem to be out of order.

Response: The Registrant has removed the third, fourth and fifth sentences and replaced them with the following:

Prior to the Reorganization, the principals of Equinox intend to form a new investment adviser, Ampersand Investment Management LLC, which will serve as sub-adviser for the Acquiring Fund. The investment personnel of Ampersand providing services to the Acquiring Fund will be the same investment personnel of Equinox currently providing services to the Acquired Fund.

Questions & Answers

2.	Since AXS Investments LLC (“AXS”) is a newly-formed adviser, please add a new adviser risk to the principal risks.

Response: The Registrant has added a new adviser risk to the Acquiring Fund’s principal risks.

3.	The second paragraph under “Who will manage the Acquiring Fund” states that AXS and IMST II intend to apply for an exemptive order pursuant to which AXS would operate the Acquiring Fund under a “manager of managers” structure. Please clarify here and elsewhere throughout the proxy statement and prospectus that there is no guarantee that such exemptive relief will be granted by the Commission.

Response: The Registrant has added the disclosure as requested.

Combined Proxy Statement and Prospectus

4.	Please explain in your written response whether Ampersand Investment Management LLC currently exists and whether the adviser is registered with the Commission.

Response: Equinox Institutional Asset Management, LP (“Equinox”), the current adviser to the Acquired Fund, is currently registered with the Commission. Ampersand Investment Management LLC will be formed and registered with the Commission prior to the Reorganization.

5.	Please confirm the Example reflects the Acquiring Fund’s expense caps for only the effective period of the expense limitation agreement.

Response: The Registrant so confirms.

6.	Please confirm in the response letter whether the Acquiring Fund’s advisor has the right or ability to seek reimbursement of fees waived or payments made by the Acquired Fund’s advisor prior to the Reorganization. If so, please address the following in the response letter (a) how did the board conclude that it was appropriate to agree to permit this recoupment by the new adviser after the reorganization who didn’t previously waive the fees, and (b) how did the board make the conclusion that this was not an unfair burden under 15(f) of the 1940 Act, as part of its 15(f) analysis.

Response: The Registrant confirms that the Acquiring Fund’s advisor will not seek reimbursements of fees waived or reimbursements made by Equinox to the Acquired Fund prior to the Reorganization.

7.	In Footnote 5 to the Fees and Expenses Table, please confirm the contractual expense limitation agreement for the Acquiring Fund is effective for at least one year from the effective date of the Registration Statement.

Response: The Registrant confirms the contractual expense limitation agreement for the Acquiring Fund is effective for a two-year period from the date of the Reorganization.

8.	In Appendix B – More Information About the Acquiring Fund, the Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response: The Registrant has reorganized the risks in Appendix B as requested.

9.	Emerging markets risk is listed in the “Comparison of Principal Investment Risks” but there is no disclosure of emerging markets under “Comparison of Principal Investment Strategies.” If applicable, please add a discussion of the Fund’s investment in companies in emerging markets companies in the principal investment strategies. Also, please ensure the principal risks correspond to the investments or strategies disclosed under principal investment strategies and vice versa.

Response: Similar to the Acquired Fund, the “Emerging Markets Risk” for the Acquiring Fund is due to the Managed Futures Program’s investments in certain stock index futures and foreign exchange instruments. The Registrant has added the following statement to the Acquiring Fund’s principal investment strategies:

The Fund expects to have exposure to emerging markets due to the Managed Futures Program’s investments in certain stock index futures and foreign exchange instruments.

10.	In the “Comparison of Principal Strategies” and “Comparison of Principal Investment Risks” it is disclosed that the Fund will invest in fixed income securities. Please indicate whether the Fund will invest in high yield “junk” bonds, and if so, please add disclosure to the Acquiring Fund’s principal strategies and risks.

Response: The Acquiring Fund confirms high yield (“junk”) bonds are not expected to be a principal investment; therefore, no additional disclosure has been added.

11.	Please confirm in your written response that the comments given on the Registrant’s Registration Statement on Form N-1A for the Acquiring Fund will be made to the Registration Statement, as applicable.

Response: The Registrant so confirms.

KCM Macro Trends Fund

Combined Proxy Statement and Prospectus

12.	Please confirm the Example reflects the Acquiring Fund’s expense caps for only the effective period of the expense limitation agreement.

Response: The Registrant so confirms.

13.	Please confirm in the response letter whether the Acquiring Fund’s advisor has the right or ability to seek reimbursement of fees waived or payments made by the Acquired Fund’s advisor prior to the Reorganization. If so, please address the following in the response letter (a) how did the board conclude that it was appropriate to agree to permit this recoupment by the new adviser after the reorganization who didn’t previously waive the fees, and (b) how did the board make the conclusion that this was not an unfair burden under 15(f) of the 1940 Act, as part of its 15(f) analysis.

Response: The Registrant confirms that the Acquired Fund does not have any waived fees and/or reimbursed expenses eligible for recoupment prior to the Reorganization.

14.	In Footnote 2 to the Fees and Expenses Table, please confirm the contractual expense limitation agreement for the Acquiring Fund is effective for at least one year from the effective date of the Registration Statement.

Response: The Registrant confirms the contractual expense limitation agreement for the Acquiring Fund is effective for a two-year period from the date of the Reorganization.

15.	In Appendix B – More Information About the Acquiring Fund, the Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response: The Registrant has reorganized the risks in Appendix B as requested.

16.	The “Comparison of Principal Investment Risks” includes a foreign investment risk for the Acquiring Fund. If applicable, please add a discussion of the Fund’s investment in emerging markets companies in the principal investment strategies. Also, please ensure the principal risks correspond to the investments or strategies disclosed under principal investment strategies and vice versa.

Response: The Registrant confirms that the Fund’s foreign investments may include emerging markets investments and has added a discussion of emerging markets in the foreign investment risk disclosure and the principal investment strategies. In addition, the Registrant has added fixed income securities risk as a principal risk for the Acquiring Fund under “Comparison of Principal Investment Risks.”

17.	In the “Comparison of Principal Strategies” and “Comparison of Principal Investment Risks” it is disclosed that the Fund will invest in fixed income securities. Please indicate whether the Fund will invest in high yield “junk” bonds, and if so, please add disclosure to the Acquiring Fund’s principal strategies and risks.

Response: The Acquiring Fund confirms high yield (“junk”) bonds are not expected to be a principal investment; therefore, no additional disclosure has been added.

18.	Please confirm in your written response that the comments given on the Registrant’s Registration Statement on Form N-1A for the Acquiring Fund will be made to the Registration Statement, as applicable.

Response: The Registrant so confirms.

The Registrant also notes that it has added swaps to the principal investment strategies for the Acquiring Fund and included this as a difference between the Acquired Fund and Acquiring Fund in the “Comparison of Principal Strategies.” The following disclosure has been added under the sections “I. Proposal - To Approve the Agreement and Plan of Reorganization” on page 4 and “Comparison of Principal Investment Strategies” on page 8.

The Acquiring Fund includes an additional investment type, swaps, as part of its principal investment strategies. Swaps are currently a non-principal investment strategy of the Acquired Fund and KCM intends to invest a larger portion of the Acquiring Fund’s assets in swaps than the Acquired Fund has historically invested.

* * * * *

Please contact the undersigned at (626) 385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary